UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

STARZ

(Name of Issuer)

Series A Common Stock, par value $.01 per share

Series B Common Stock, par value $.01 per share

(Title of Class of Securities)

Series A Common Stock: 85571Q102

Series B Common Stock: 85571Q201

(CUSIP Number)

Wayne Levin

General Counsel and Chief Strategic Officer

Lions Gate Entertainment Corp.

2700 Colorado Avenue, Suite 200

Santa Monica, California 90404

(877) 848-3866

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 27, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.	85571Q102 (STRZA)
85571Q201 (STRZB)

1.	Names of reporting persons Lions Gate Entertainment Corp. (1)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (2)
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Columbia, Canada
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power Series A Common Stock: 2,118,038 (3), (4) Series B Common Stock: 2,590,597 (3), (4)
	9.	Sole dispositive power 0
	10.	Shared dispositive power Series A Common Stock: 2,118,038 (3), (4) Series B Common Stock: 2,590,597 (3), (4)
11.	Aggregate amount beneficially owned by each reporting person Series A Common Stock: 2,118,038 (3), (4) Series B Common Stock: 2,590,597 (3), (4)
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) Series A Common Stock: 2.31% (5) Series B Common Stock: 26.24% (5)
14.	Type of reporting person (see instructions) CO

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. The share amounts reflected in the foregoing table reflect the beneficial ownership of Lions Gate Entertainment Corp. (“Lions Gate”) in connection with the closing of the transactions contemplated by the Stock Exchange Agreement (the “Exchange Agreement”), dated as of February 10, 2015, by and among Lions Gate, LG Leopard Canada LP, an Ontario limited partnership and indirect wholly owned entity of Lions Gate (“Leopard”) and certain affiliates of John C. Malone listed on Schedule I thereto (the “Stockholders”). Pursuant to the Exchange Agreement, on March 27, 2015, Leopard acquired from the Stockholders 2,118,038 shares of Series A Common Stock and 2,590,597 shares of Series B Common Stock (collectively, the “Starz Exchange Shares”) of Starz (the “Issuer”) in exchange for 4,967,695 newly issued common shares of Lions Gate, no par value per share. The Starz Exchange Shares covered by this statement on Schedule 13D (this “Statement”) are held of record by Leopard. The sole general partner of Leopard is LG Leopard GP Canada Inc., an Ontario corporation (“Leopard GP”), and the sole limited partner of Leopard is Lions Gate. Further, the sole stockholder of Leopard GP is Lions Gate.
(2)	Pursuant to the Exchange Agreement, the Stockholders will have (1) a right of first offer on sales of the Starz Exchange Shares by Leopard and (2) an irrevocable proxy to vote the Starz Exchange Shares on matters submitted to a vote of the Issuer’s stockholders, subject to certain exceptions. See Items 4, 5 and 6. Lions Gate expressly disclaims the existence of, and membership in, any group with Dr. Malone and any of the Stockholders.
(3)	Comprised of 2,118,038 shares of the Issuer’s Series A Common Stock and 2,590,597 shares of the Issuer’s Series B Common Stock that are held of record by Leopard. By virtue of Lions Gate’s position as the limited partner of Leopard, for purposes of this Statement, Lions Gate may be deemed to beneficially own those shares.
(4)	Does not consider shares of the Issuer’s Series A Common Stock that may be issued upon the conversion of shares of the Issuer’s Series B Common Stock. At the option of the holder, each share of the Issuer’s Series B Common Stock is convertible into one share of the Issuer’s Series A Common Stock.
(5)	Based on 91,799,389 shares of the Issuer’s Series A Common Stock and 9,872,524 shares of the Issuer’s Series B Common Stock outstanding as of January 31, 2015, as reported by the Issuer in its Annual Report on Form 10-K for the annual period ended December 31, 2014. At the option of the holder, each share of the Issuer’s Series B Common Stock is convertible into one share of the Issuer’s Series A Common Stock. Each share of the Issuer’s Series B Common Stock is entitled to 10 votes, whereas each share of the Issuer’s Series B Common Stock is entitled to one vote. Accordingly, Leopard GP may be deemed to beneficially own voting equity securities of the Issuer representing approximately 14.7% of the voting power with respect to a general election of directors of the Issuer. See Items 5 and 6.

CUSIP No.	85571Q102 (STRZA)
85571Q201 (STRZB)

1.	Names of reporting persons LG Leopard GP Canada Inc. (1)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (2)
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Ontario, Canada
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power Series A Common Stock: 2,118,038 (3), (4) Series B Common Stock: 2,590,597 (3), (4)
	9.	Sole dispositive power 0
	10.	Shared dispositive power Series A Common Stock: 2,118,038 (3), (4) Series B Common Stock: 2,590,597 (3), (4)
11.	Aggregate amount beneficially owned by each reporting person Series A Common Stock: 2,118,038 (3), (4) Series B Common Stock: 2,590,597 (3), (4)
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) Series A Common Stock: 2.31% (5) Series B Common Stock: 26.24% (5)
14.	Type of reporting person (see instructions) CO

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. The share amounts reflected in the foregoing table reflect the beneficial ownership of Leopard GP in connection with the closing of the transactions contemplated by the Exchange Agreement. Pursuant to the Exchange Agreement, on March 27, 2015, Leopard acquired from the Stockholders 2,118,038 shares of the Issuer’s Series A Common Stock and 2,590,597 shares of the Issuer’s Series B Common Stock in exchange for 4,967,695 common shares of Lions Gate, no par value per share. The Starz Exchange Shares covered by this Statement are held of record by Leopard. The sole general partner of Leopard is Leopard GP, and the sole limited partner of Leopard is Lions Gate. Further, the sole stockholder of Leopard GP is Lions Gate.
(2)	Pursuant to the Exchange Agreement, the Stockholders will have (1) a right of first offer on sales of the Starz Exchange Shares by Leopard and (2) an irrevocable proxy to vote the Starz Exchange Shares on matters submitted to a vote of the Issuer’s stockholders, subject to certain exceptions. See Items 4, 5 and 6. Leopard GP expressly disclaims the existence of, and membership in, any group with Dr. Malone and any of the Stockholders.
(3)	Comprised of 2,118,038 shares of the Issuer’s Series A Common Stock and 2,590,597 shares of the Issuer’s Series B Common Stock that are held of record by Leopard. By virtue of Leopard GP’s position as the sole general partner of Leopard, for purposes of this Statement, Leopard GP may be deemed to beneficially own those shares.
(4)	Does not consider shares of the Issuer’s Series A Common Stock that may be issued upon the conversion of shares of the Issuer’s Series B Common Stock. At the option of the holder, each share of the Issuer’s Series B Common Stock is convertible into one share of the Issuer’s Series A Common Stock.
(5)	Based on 91,799,389 shares of the Issuer’s Series A Common Stock and 9,872,524 shares of the Issuer’s Series B Common Stock outstanding as of January 31, 2015, as reported by the Issuer in its Annual Report on Form 10-K for the annual period ended December 31, 2014. At the option of the holder, each share of the Issuer’s Series B Common Stock is convertible into one share of the Issuer’s Series A Common Stock. Each share of the Issuer’s Series B Common Stock is entitled to 10 votes, whereas each share of the Issuer’s Series B Common Stock is entitled to one vote. Accordingly, Leopard GP may be deemed to beneficially own voting equity securities of the Issuer representing approximately 14.7% of the voting power with respect to a general election of directors of the Issuer. See Items 5 and 6.

CUSIP No.	85571Q102 (STRZA)
85571Q201 (STRZB)

1.	Names of reporting persons LG Leopard Canada LP (1)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (2)
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Ontario, Canada
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power Series A Common Stock: 2,118,038 (3) Series B Common Stock: 2,590,597 (3)
	9.	Sole dispositive power 0
	10.	Shared dispositive power Series A Common Stock: 2,118,038 (3) Series B Common Stock: 2,590,597 (3)
11.	Aggregate amount beneficially owned by each reporting person Series A Common Stock: 2,118,038 (3) Series B Common Stock: 2,590,597 (3)
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) Series A Common Stock: 2.31% (4) Series B Common Stock: 26.24% (4)
14.	Type of reporting person (see instructions) PN

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. The share amounts reflected in the foregoing table reflect the beneficial ownership of Leopard in connection with the closing of the transactions contemplated by the Exchange Agreement. Pursuant to the Exchange Agreement, on March 27, 2015, Leopard acquired from the Stockholders 2,118,038 shares of the Issuer’s Series A Common Stock and 2,590,597 shares of the Issuer’s Series B Common Stock in exchange for 4,967,695 newly issued common shares of Lions Gate, no par value per share. The Starz Exchange Shares covered by this Statement are held of record by Leopard. The sole general partner of Leopard is Leopard GP, and the sole limited partner of Leopard is Lions Gate. Further, the sole stockholder of Leopard GP is Lions Gate.
(2)	Pursuant to the Exchange Agreement, the Stockholders will have (1) a right of first offer on sales of the Starz Exchange Shares by Leopard and (2) an irrevocable proxy to vote the Starz Exchange Shares on matters submitted to a vote of the Issuer’s stockholders, subject to certain exceptions. See Items 4, 5 and 6. Leopard expressly disclaims the existence of, and membership in, any group with Dr. Malone and any of the Stockholders.
(3)	Does not consider shares of the Issuer’s Series A Common Stock that may be issued upon the conversion of shares of the Issuer’s Series B Common Stock. At the option of the holder, each share of the Issuer’s Series B Common Stock is convertible into one share of the Issuer’s Series A Common Stock.
(4)	Based on 91,799,389 shares of the Issuer’s Series A Common Stock and 9,872,524 shares of the Issuer’s Series B Common Stock outstanding as of January 31, 2015, as reported by the Issuer in its Annual Report on Form 10-K for the annual period ended December 31, 2014. At the option of the holder, each share of the Issuer’s Series B Common Stock is convertible into one share of the Issuer’s Series A Common Stock. Each share of the Issuer’s Series B Common Stock is entitled to 10 votes, whereas each share of the Issuer’s Series B Common Stock is entitled to one vote. Accordingly, Leopard GP may be deemed to beneficially own voting equity securities of the Issuer representing approximately 14.7% of the voting power with respect to a general election of directors of the Issuer. See Items 5 and 6.

ITEM 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to shares of Series A Common Stock, par value $0.01 per share (the “Series A Shares”), and shares of Series B Common Stock, par value $0.01 per share (the “Series B Shares,” and together with the Series A Shares, the “Shares”), of Starz, a Delaware corporation (“Starz” or the “Issuer”). The Issuer’s executive offices are located at 8900 Liberty Circle, Englewood, Colorado 80112.

ITEM 2.	Identity and Background.

This Statement is being filed jointly pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to report the beneficial ownership that LG Leopard Canada LP, an Ontario limited partnership (“Leopard”), LG Leopard GP Canada Inc., an Ontario corporation (“Leopard GP”), and Lions Gate Entertainment Corp., a British Columbia corporation (“Lions Gate,” and together with Leopard and Leopard GP, the “Reporting Persons”), may be deemed to have acquired pursuant to the closing on March 27, 2015 of the Stock Exchange Agreement (the “Exchange Agreement”), dated as of February 10, 2015, by and among Lions Gate, Leopard and certain affiliates of John C. Malone listed on Schedule I thereto (the “Stockholders”). Pursuant to the Exchange Agreement, Leopard acquired from the Stockholders 2,118,038 Series A Shares and 2,590,597 Series B Shares (collectively, the “Starz Exchange Shares”). In exchange, Leopard delivered to the Stockholders 4,967,695 newly issued common shares of Lions Gate, no par value per share.

The Reporting Persons have entered into an agreement relating to the joint filing of this Statement in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act, a copy of which is attached as Exhibit 7(c) hereto.

Leopard is an Ontario limited partnership that was formed to effect the Exchange. Its registered office is located at 77 King Street West, Suite 400, Toronto, Ontario, Canada M5K 0A1, and its telephone number is (877) 848-3866. Leopard’s current business is limited to owning the Starz Exchange Shares. The sole general partner of Leopard is Leopard GP, and the sole limited partner of Leopard is Lions Gate. Further, the sole stockholder of Leopard GP is Lions Gate.

Leopard GP is an Ontario corporation that was formed to effect the Exchange. Its registered office is located at 77 King Street West, Suite 400, Toronto, Ontario, Canada M5K 0A1, and its telephone number is (877) 848-3866. Leopard GP has not conducted, nor does it expect to conduct, any business other than in connection with the Exchange or the ownership of the Starz Exchange Shares. The sole stockholder of Leopard GP is Lions Gate.

Lions Gate is a British Columbia corporation that has principal executive offices located at 250 Howe Street, 20th Floor, Vancouver, British Columbia V6C 3R8, Canada, and at 2700 Colorado Avenue, Suite 200, Santa Monica, California 90404. Its telephone number is (877) 848-3866. Lions Gate is a premier next generation global content leader with a strong and diversified presence in motion picture production and distribution, television programming and syndication, home entertainment, digital distribution, channel platforms and international distribution and sales.

The name, primary business address, citizenship and present principal occupation of each director and executive officer of the Reporting Persons is set forth in Schedule A to this Statement, which is incorporated herein by reference.

Except as disclosed herein, none of the Reporting Persons nor, to the best of their knowledge, any director, executive officer or controlling person of any Reporting Person, has, during the last five years, been (a) convicted of a criminal violation (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

As disclosed on Lions Gate’s Form 8-K filed with the United States Securities and Exchange Commission (the “SEC”) on March 13, 2014, Lions Gate entered on such date into an administrative order with the SEC relating to transactions that Lions Gate announced on July 20, 2010. The administrative order fully resolved the SEC’s investigation into these transactions. Pursuant to the settlement, Lions Gate admitted to certain disclosure violations and agreed to pay $7.5 million in penalties. This full amount was previously recorded as a charge to general and administrative expenses by Lions Gate in the third quarter of 2014.

ITEM 3.	Source or Amount of Funds or Other Consideration.

The Reporting Persons funded Leopard’s purchase of the Shares covered by this Statement through the issuance of 4,967,695 common shares, no par value, of Lions Gate to the Stockholders. The information set forth or incorporated in Item 4 is incorporated herein by reference.

ITEM 4.	Purpose of Transaction.

On February 10, 2015, Lions Gate entered into the Exchange Agreement with Leopard and the Stockholders, pursuant to which, on March 27, 2015, Leopard acquired from the Stockholders an aggregate of 2,118,038 Series A Shares and 2,590,597 Series B Shares held by the Stockholders. In exchange, on March 27, 2015, Leopard delivered to the Stockholders 4,967,695 newly issued common shares of Lions Gate, no par value per share. As of the date hereof, the Starz Exchange Shares represent approximately 14.7% of the total voting power of the issued and outstanding Shares.

The Exchange Agreement is filed as Exhibit 7(a) to this Statement and is incorporated by reference herein. The following description of various terms of the Exchange Agreement is qualified in its entirety by reference to the Exchange Agreement.

Pursuant to the Exchange Agreement, the Stockholders have agreed to not transfer the Lions Gate Exchange Shares to a third party without the prior written consent of Lions Gate until the earlier of (x) the date that is two years from the closing of the Exchange and (y) such time as Leopard no longer holds at least 75% of the Starz Exchange Shares (except to the extent Leopard has transferred Starz Exchange Shares in order to maintain ownership of less than 15% of the total voting power of the issued and outstanding Shares). Until the occurrence of a “Change of

Control” of Starz (as defined in the Exchange Agreement), the Stockholders and Leopard have each agreed to comply with a right of first offer prior to transferring any shares received in the Exchange. Notwithstanding the transfer restrictions contained in the Exchange Agreement, the parties may transfer the Starz Exchange Shares or the Lions Gate Exchange Shares to their respective affiliates, so long as such affiliates agree to be bound by the provisions of the Exchange Agreement to the same extent as Leopard (in the case of a transfer by Leopard) or each Stockholder (in the case of a transfer by a Stockholder) and in compliance with applicable securities laws.

Pursuant to the Exchange Agreement, in connection with the closing of the Exchange, on March 27, 2015, Lions Gate appointed Dr. Malone to its Board of Directors. Lions Gate has agreed to nominate Dr. Malone for election to its Board of Directors at each annual meeting of Lions Gate’s stockholders that occurs prior to the earlier of (x) the date that is two years from the closing of the Exchange and (y) such time as both of the following occur: (i) the Stockholders collectively hold less than 75% of the Lions Gate Exchange Shares and (ii) Dr. Malone and his affiliates collectively hold less than 2.7% of Lions Gate’s outstanding common shares.

Further, in connection with the consummation of the Exchange, Leopard has granted an irrevocable proxy to each of the Stockholders to vote such Starz Exchange Shares each has surrendered in the Exchange, except with respect to proposals related to extraordinary transactions or proposals related to the issuance or sale of securities (the “Irrevocable Proxy”). The Irrevocable Proxy will automatically terminate (1) as to a particular Starz Exchange Share, upon any sale or transfer of such share to a third party; (2) in its entirety at such time as Dr. Malone is no longer a member of Lions Gate’s Board of Directors; or (3) in its entirety upon the occurrence of a “Change of Control” of Starz. Each of the Stockholders has signed an identical Irrevocable Proxy, the form of which is filed as Exhibit 7(b) to this Statement and is incorporated by reference herein. The foregoing description of the Irrevocable Proxy is qualified in its entirety by reference to the Irrevocable Proxy.

The Shares reported in this Statement were acquired by the Reporting Persons based on their view that the shares represented an attractive investment opportunity. The Reporting Persons review their holdings in the Issuer on a continuing basis and as part of this ongoing review, evaluate various alternatives that are or may become available with respect to the Issuer and its securities.

The Reporting Persons may from time to time and at any time, in their sole discretion, acquire or cause to be acquired, additional equity or debt securities or other instruments of the Issuer, its subsidiaries or affiliates, or dispose or cause to be disposed, such equity or debt securities or instruments, in any amount that the Reporting Persons may determine in their sole discretion, through open market transactions, privately negotiated transactions or otherwise. Depending upon a variety of factors, the Reporting Persons may from time to time and at any time, in their sole discretion, consider, formulate and implement various plans or proposals intended to enhance the value of their investment in the Issuer, including, among other things, proposing or effecting any matter that would constitute or result in any of the matters or effects enumerated in Item (a)-(j) of Schedule 13D.

From time to time each of the Reporting Persons may enter into derivative securities transactions or other hedging arrangements with respect to securities held for its account. Each Reporting Person may also, from time to time, hold shares of Starz Series A Common Stock or Starz Series B Common Stock in margin accounts or lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and retain dividends during the term of the loan. From time to time, to the extent permitted by applicable law, each of the Reporting Persons may borrow securities, including the Starz Series A Common Stock or Starz Series B Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.

ITEM 5.	Interest in Securities of the Issuer.

(a)	As a result of the Exchange, the Reporting Persons beneficially own (i) 2,118,038 Series A Shares, which represent approximately 2.31% of the outstanding Series A Shares, and (ii) 2,590,597 Series B Shares, which represent approximately 26.24% of the outstanding Series B Shares. To the best knowledge of each Reporting Person, none of the persons named in Schedule A beneficially owns any Shares.

The percentage interests indicated herein are based on 91,799,389 Series A Shares and 9,872,524 Series B Shares outstanding as of January 31, 2015, as reported by the Issuer in its Annual Report on Form 10-K for the annual period ended December 31, 2014.

(b)	As described in Item 4, pursuant to the Exchange Agreement, each of the Stockholders will have (i) a right of first offer on the sales of the Starz Exchange Shares by Leopard and (ii) an Irrevocable Proxy to vote such Starz Exchange Shares each has surrendered in the Exchange in certain matters submitted to a vote of the Issuer’s stockholders. As such, the Reporting Persons will share the power to vote the Starz Exchange Shares with the Stockholders. By virtue of Leopard GP’s position as the sole general partner of Leopard and Lions Gate’s position as the sole limited partner of Leopard, Leopard GP and Lions Gate will have voting and investment authority over the Starz Exchange Shares. As such, the Reporting Persons will jointly retain the power to dispose of, or to direct the disposition of, the Starz Exchange Shares.

(c)	Other than the acquisition of the Starz Exchange Shares pursuant to the Exchange Agreement, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A, has effected any transaction in the Shares during the past 60 days.

(d)	To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described more fully in Item 4 above, the Reporting Persons and the Stockholders are parties to the Exchange Agreement, and Leopard and each of the Stockholders are parties to an Irrevocable Proxy. Except as described herein, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finders’ fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.	Material to Be Filed as Exhibits.

The following documents are filed or incorporated by reference as exhibits to this Statement:

Exhibit Number	Description of Exhibit

7(a)	Stock Exchange Agreement, dated as of February 10, 2015, by and among Lions Gate, Leopard and the Stockholders (Exhibit 10.1 to Lions Gate Entertainment Corp.’s Current Report on Form 8-K (File No. 001-14880) filed with the Securities and Exchange Commission on February 11, 2015).

7(b)	Form of Irrevocable Proxy.

7(c)	Joint Filing Agreement, dated March 27, 2015, by and between Lions Gate, Leopard GP and Leopard.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 30, 2015

LIONS GATE ENTERTAINMENT CORP.

By:	/s/ Wayne Levin
Name:	Wayne Levin
Title:	General Counsel and Chief Strategic Officer

LG LEOPARD GP CANADA INC.

By:	/s/ Wayne Levin
Name:	Wayne Levin
Title:	President, General Counsel and Secretary

LG LEOPARD CANADA LP, by its general partner LG LEOPARD GP CANADA INC.

By:	/s/ Wayne Levin
Name:	Wayne Levin
Title:	President, General Counsel and Secretary

[Signature Page to Schedule 13D]

Schedule A

Directors and Officers of Lions Gate Entertainment Corp., LG Leopard GP Canada Inc. and LG Leopard Canada LP

Set forth below is the name, primary business address, present occupation or employment and citizenship of each director and executive officer of Lions Gate Entertainment Corp. (“Lions Gate”) and LG Leopard GP Canada Inc. (“Leopard GP”). LG Leopard Canada LP (“Leopard”) does not have any executive officers or directors and its affairs are managed and controlled by its general partner, Leopard GP. None of the directors or executive officers named below beneficially owns any Series A Common Stock or Series B Common Stock, respectively, of Starz.

The business address of each executive officer of Lions Gate is 2700 Colorado Avenue, Suite 200, Santa Monica, California 90404. The business address of each executive officer of Leopard GP is 77 King Street West, Suite 400, Toronto, Ontario, Canada M5K 0A1.

DIRECTORS OF LIONS GATE ENTERTAINMENT CORP.

Name	Principal Occupation or Employment

Michael Burns	Vice Chairman, Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Gordon Crawford	Chairman of the Board of Trustees, U.S. Olympic Foundation; Vice Chairman, Paley Center for Media; Life Trustee on the Board of Trustees, Southern California Public Radio
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Arthur Evrensel	Partner, Michael, Evrensel & Pawar LLP
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Jon Feltheimer	Chief Executive Officer, Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Frank Giustra	President and Chief Executive Officer, Fiore Financial Corporation
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Morley Koffman, Q.C.	Attorney, Koffman Kalef LLP
885 West Georgia Street
Vancouver, BC V6C 3H4
Canada

Harald Ludwig	President and Chief Executive Officer, Macluan Capital Corporation
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Name	Principal Occupation or Employment

G. Scott Paterson	Vice Chairman, NeuLion Inc.
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Mark H. Rachesky, M.D.	President and Founder, MHR Fund Management LLC
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Daryl Simm	Chairman and Chief Executive Officer, Omnicom Media Group
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Hardwick Simmons	Lead Director, Raymond James Financial
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Phyllis Yaffe	Director, Lions Gate Entertainment Corp.; formerly, Chief Executive Officer, Alliance Atlantis Communications
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Messrs. Burns, Crawford, Feltheimer, Rachesky and Simmons are U.S. citizens. Messrs. Evrensel, Giustra, Koffman, Ludwig, Paterson and Simm and Ms. Yaffe are Canadian citizens.

EXECUTIVE OFFICERS OF LIONS GATE ENTERTAINMENT CORP.

Name	Principal Occupation or Employment

Jon Feltheimer	Chief Executive Officer

Michael Burns	Vice Chairman

Steve Beeks	Co-Chief Operating Officer; President, Motion Picture Group

Brian Goldsmith	Co-Chief Operating Officer

Wayne Levin	General Counsel and Chief Strategic Officer

James W. Barge	Chief Financial Officer

Messrs. Feltheimer, Burns, Beeks, Goldsmith, Levin and Barge are U.S. citizens.

DIRECTORS OF LG LEOPARD GP CANADA INC.

Name	Principal Occupation or Employment

Wayne Levin	Director; General Counsel and Chief Strategic Officer, Lions Gate Entertainment Corp.

James W. Barge	Director; Chief Financial Officer, Lions Gate Entertainment Corp.

Allen Garson	Director; Partner, Dentons Canada LLP

EXECUTIVE OFFICERS OF LG LEOPARD GP CANADA INC.

Name	Principal Occupation or Employment

Wayne Levin	President, General Counsel and Secretary; General Counsel and Chief Strategic Officer, Lions Gate Entertainment Corp.

David Friedman	Executive Vice President; Executive Vice President, Business & Legal Affairs and Deputy General Counsel, Lions Gate Entertainment Corp.

B. James Gladstone	Executive Vice President; Executive Vice President, Business & Legal Affairs, Lions Gate Entertainment Corp.

Messrs. Levin, Friedman and Gladstone are U.S. citizens and Mr. Garson is a Canadian citizen.

DIRECTORS OF LG LEOPARD CANADA LP

Name	Principal Occupation or Employment

N/A	N/A

EXECUTIVE OFFICERS OF LG LEOPARD CANADA LP

Name	Principal Occupation or Employment

N/A	N/A